

14 July 2005



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



05009821

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 13th of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares, Additional Listings and Share Consolidation.

Very truly yours,

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Investments

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

11 July 2005

11. Date company informed

13 July 2005

12. Total holding following this notification

Below 3% of the 1p Ordinary shares

13. Total percentage holding of issued class following this notification

Below 3% of the 1p Ordinary shares

14. Any additional information

As a result of a corporate action on 11 July 2005 the percentage of shares held as a material interest has decreased from 4.36% to below 3%

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification



Mike Vaux, Assistant Company Secretary

Date of notification

13 July 2005

citigroup

Data Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: data.controlEd@citigroup.com

Company Secretary
My Travel Group
Fax: 0161 232 6524

no need to notify

12 July, 2005

Dear Sir / Madam

My Travel Group 'A' Ord GBP0.01 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that as a result of a Corporate Action on 11/07/05, the percentage of shares held as a **material** interest has decreased from 4.368% to below 3%.

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours faithfully

RL Atkinson

Data Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Investments

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

11 July 2005

11. Date company informed

13 July 2005

12. Total holding following this notification

Not supplied

13. Total percentage holding of issued class following this notification

3.963% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification



Mike Vaux, Assistant Company Secretary

Date of notification

13 July 2005

citigroup

Data Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: data.controlEd@citigroup.com

Company Secretary
My Travel Group
Fax: 0161 232 6524

12 July, 2005

Dear Sir / Madam

My Travel Group Ord GBP0.30 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that as a result of a Corporate Action on 11/07/05, the percentage of shares held as a **material** interest has increased from below 3% to 3.963%.

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours faithfully

RL Atkinson

Data Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

12 July 2005

11. Date company informed

13 July 2005

12. Total holding following this notification

No longer a notifiable interest in the 1p Ordinary shares

13. Total percentage holding of issued class following this notification

No longer a notifiable interest in the 1p Ordinary shares

14. Any additional information

The notification is prompted by the recent consolidation of shares re-denominating the ordinary A shares to GBP 0.30

15. Name of contact and telephone number for queries

Michael Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification



Michael Vaux, Assistant Company Secretary

Date of notification

13 July 2005

The Company Secretary
MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
MANCHESTER
M14 7QU

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

12 July 2005

Dear Sir

MYTRAVEL GROUP PLC (THE "COMPANY") – SEDOL B054QP3

This notification supersedes our previous notification to you dated 4 July 2005 and is prompted by the recent consolidation of shares, re-denominating the ordinary A shares (Sedol B054QP3) to GBP0.30 (Sedol B06BLB4).

This notification relates to issued 'A' ordinary shares of GBP0.01 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).**

1.1 Morley Fund Management Limited no longer have a notifiable interest in the shares.

2. **Notification on behalf of Aviva plc.**

2.1 Aviva plc no longer have a notifiable interest in the shares.

Yours faithfully



Diane Thirkettle
for and on behalf of
Aviva plc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	5,721,421
Chase GA Group Nominees Ltd	4,644,819
CUIM Nominee Ltd	4,935,305
Chase Nominees Ltd	758,740
Total	16,060,285

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

11 July 2005

11. Date company informed

13 July 2005

12. Total holding following this notification

16,060,285, 30p ordinary shares

13. Total percentage holding of issued class following this notification

3.70% of the 30p ordinary shares

14. Any additional information

The notification is prompted by the recent consolidation of shares re-denominating the ordinary A shares to GBP 0.30

15. Name of contact and telephone number for queries

Michael Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux, Assistant Company Secretary



Date of notification

13 July 2005

The Company Secretary
MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
MANCHESTER
M14 7QU

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

12 July 2005

Dear Sir

MYTRAVEL GROUP PLC (THE "COMPANY") – SEDOL B06BLB4

This notification is prompted by the recent consolidation of shares, re-denominating the ordinary A shares (Sedol B054QP3) to GBP0.30 (Sedol B06BLB4).

This notification relates to issued ordinary shares of GBP0.30 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).**

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 16,060,285 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. **Notification on behalf of Aviva plc.**

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 16,060,285 shares giving the Aviva group a total percentage interest in the shares of 3.70%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

If you require further information as to which companies in the Aviva group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully



Diane Thirkettle
for and on behalf of
Aviva plc

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	5,721,421	(Material)
Chase GA Group Nominees Ltd	4,644,819	(Material)
Chase Nominees Ltd	758,740	(Material)
CUIM Nominee Ltd	4,935,305	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.70%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 434,152,761

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	138,333
HSBC Global Custody Nominee (UK) Ltd A/c 923363	675,200
HSBC Global Custody Nominee (UK) Ltd A/c 942199	2,444,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,225,333
HSBC Global Custody Nominee (UK) Ltd A/c 942217	904,333
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,860,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,452,033
HSBC Global Custody Nominee (UK) Ltd A/c 770286	629,666
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,615,556
HSBC Global Custody Nominee (UK) Ltd A/c 866203	540,000
HSBC Global Custody Nominee (UK) Ltd A/c 969995	584,256
HSBC Global Custody Nominee (UK) Ltd A/c 754612	2,670,496
HSBC Global Custody Nominee (UK) Ltd A/c 282605	3,209,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	590,226
HSBC Global Custody Nominee (UK) Ltd A/c 824434	135,870
Total	26,674,302

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

12 July 2005

12. Total holding following this notification

26,674,302 A Ordinary Shares of 1p

13. Total percentage holding of issued class following this notification

6.14% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

13 July 2005

Your Fax: 0161 232 6524

12 July, 2005

Legal & General

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
Attn: Company Secretary

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Telephone 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	138,333
HSBC Global Custody Nominee (UK) Ltd A/C 923363	675,200
HSBC Global Custody Nominee (UK) Ltd A/c 942199	2,444,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,225,333
HSBC Global Custody Nominee (UK) Ltd A/c 942217	904,333
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,860,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,452,033
HSBC Global Custody Nominee (UK) Ltd A/c 770286	629,666
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,615,556
HSBC Global Custody Nominee (UK) Ltd A/c 866203	540,000
HSBC Global Custody Nominees (UK) Ltd A/c 969995	584,256
HSBC Global Custody Nominee (UK) Ltd A/c 754612	2,670,496
HSBC Global Custody Nominee (UK) Ltd A/c 282605	3,209,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	590,226
HSBC Global Custody Nominee (UK) Ltd A/c 824434	135,870
	26,674,302 6.14%

We currently have a notifiable interest in 26,674,302 shares which we understand represents 6.14% of that class of your share capital calculated on an issued share capital of 434,152,761 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,



Helen Lewis
Authorised Signatory



Helen Tasker
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St, London EC4N 4TP

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

11 July 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 07 July 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,365,854,053 shares.

Of these 1,365,854,053 shares:

- The interest in 86,908,905 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 1,278,945,148 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,



Joanna Bates
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arises by attribution only. The interest in 86,908,905 arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 1,278,945,148 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

86,908,905 A shares of 1p registered in the name of Goldman Sachs Securities (Nominees) Limited and 1,278,945,148 A shares of 1p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

11 July 2005

12. Total holding following this notification

1,365,854,053 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

10.49% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

13 July 2005



14 July 2005


SEC MAIL
RECEIVED
PROCESSING
JUL 18 2005
WASH, D.C.
199
SECTION

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 14th of July 2005, the Company filed with the London Stock Exchange an announcement regarding MyTravel Group plc (Settlement with FSA).

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures



14 July 2005

MyTravel Group plc

Settlement with FSA

MyTravel Group PLC ("MyTravel") announces that it has reached a settlement with the Financial Services Authority ("FSA") without admitting the FSA's conclusions. Accordingly, MyTravel has withdrawn its appeal to the Financial Services and Markets Tribunal against the original Decision Notice issued in November 2004.

The Final Notice issued by the FSA sets out its decision that in July 2002, MyTravel contravened Listing Rule 9.2(c) by failing to announce a change in the "source, composition and timing of its profits" for the financial year ending 30 September 2002. The change related to accounting or reconciliation errors that had occurred in a number of years prior to FY 2002. The then Group Finance Director and Chief Executive Officer (both of whom ceased to be directors in 2002) expected that these non-recurring losses would be offset by certain other non-recurring gains and as a result MyTravel's overall profit forecast for that financial year remained unaffected. As a result, they did not believe that a Regulatory News Service announcement was required. They did not refer the matter to the Board of MyTravel and they did not seek professional advice from external advisers.

The FSA has not taken any action against any of the individual directors. The FSA accepted that the then Group Finance Director, Chief Executive Officer and the other directors of MyTravel were not knowingly concerned in the contraventions.

The FSA took into account, among other things, the following in determining the penalty imposed on MyTravel:

- the breach concerned a one-off non-recurring item not related to MyTravel's fundamental business;
- there was no intention deliberately to mislead or withhold information from the market; and
- MyTravel has co-operated fully with the FSA's investigation.

The FSA has imposed a financial penalty of £240,000. Although the FSA's decision is based on their assessment of the price sensitivity of the information that was not announced in July 2002, which is a complex matter of judgment on which there can be more than one opinion, the Board considers it in the best interests of the Company to accept the position reached with the FSA. This will avoid incurring the significant additional cost, both direct financial expenses and management time that would be required to pursue a reference to the Financial Services and Markets Tribunal.